

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2010

Chunfeng Tao
Chief Executive Officer, Chairman and Director
Qingshi Industrial Park
Ningbo Economic & Technological Development Zone
Ningbo, Zhejiang Province
P.R. China 315803

> **Re: Keyuan Petrochemicals, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 2, 2010**
> **File No. 333-167029**

Dear Mr. Tao:

We have reviewed your amended registration statement and response letter filed on September 2, 2010 and have the following comments.

<u>Statement of Operations Data, page 5</u>

1.   Please amend your filing to present the six months ended June 30, 2010. Furthermore, please revise your filing to present the historical and pro forma EPS for all periods presented.

<u>Item 7. Selling Stockholders, page 20</u>

2.   We note your reference to Brill Securities, Meyer Associates LP and SHP Securities, LLC as selling stockholders on page 21. Please add these selling stockholders and their holdings to the chart on page 22.

<u>Item 8. Plan of Distribution, page 34</u>

3.   We note your response to comment ten issued in our letter dated August 9, 2010. Please revise your disclosure in this section to identify the broker-dealers, Syndicated Capital, Inc., Brill Securities, Meyer Associates LP and SHP Securities, LLC, as underwriters in this offering.

Item 11. Information with Respect to the Registrant, page 39

4.   We note your new disclosure in the last paragraph and on page 40 that you plan to expand to add a new Styrene-Butadiene-Styrene production facility. Please revise to disclose the timeline and expected capital investment for the asphalt production facility.

5.   Please revise the second paragraph on page 40 to disclose your basis for your sales and profit projections for the SBS facility.

6.   Please revise to include a chart showing your production capacity assuming completion of the SBS facility. We note the disclosure on page 102 regarding the designated capacity of SBS.

Statement of Operations, page 55

7.   Please amend your filing to include an income statement for the six months ended June 30, 2010 and EPS data for all periods presented. Refer to Rule 8-03 of Regulation S-X for guidance.

Financial Statements, page 76

8.   Please revise your filing to present the Consolidated Statements of Changes of Stockholders' Equity pursuant to ASC 505-10-50-2 (paragraph 10 of APB 12) as of June 30, 2010.

Consolidated Statements of Operations, page 78

9.   Please revise your filing to present EPS for each period presented.

Consolidated Statements of Cash Flows, page 80

10.   We have read your response to comment 17 from our letter dated August 9, 2010. Your cash balance as of December 31, 2009 was $14 million, however on your cash flow statement you present your ending cash balance was $20 million as of December 31, 2009. It appears you continue to include restricted cash of $6 million. Please amend your filing to reconcile the ending cash balance on your cash flow statement to the ending balance on your balance sheet as of December 31, 2009. Refer to ASC 230-10-45-4 for guidance.

Pro Forma Combined Financial Statements, page 94

11.   Please amend your filing to delete all pro forma financial information for the period ended March 31, 2010, as you no longer have financial statements related to the period in your filing.

12.   Please amend your filing to include pro forma information for the six months ended June 30, 2010. Furthermore, on page four you state that 12.1 million shares of common stock will be available after the offering. Given this, it appears the 12.1 million shares of common stock may be more appropriate in calculating your pro forma basic EPS than the 3.2 million shares. Refer to Rule 11-02(b)(6) of Regulation S-X for guidance.

Management Discussion and Analysis, page 101

Overview, page 101

13.   Please revise the last sentence of the first paragraph to include the SBS facility as a part of your planned manufacturing expansion.

Results of Operations, page 105

14.   For the three months ended March 31, 2010 you reported $1 million for your provision for income taxes and $904,000 for the three months ended June 30, 2010. Given this, it is unclear to us why you have reported zero for income taxes for the six months ended June 30, 2010 on page 106. Please advise or revise. If revision is necessary, please review your document for other errors.

Item 15. Recent Sales of Unregistered Securities, page 119

15.   We note the disclosure on page 74 in Note 24—Subsequent Events. Please revise to update this section to include the transactions listed in Note 24.

Signatures, page 123

16.   Please revise to provide the signature of your principal accounting officer or controller. Please refer to Instruction 1 of the Signatures section of Form S-1 and Securities Act Rule 471.

Exhibit 23.2

17.   We remind you to update your consent when you file your next amendment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing the amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

        You may contact Tracey McKoy, Staff Accountant at (202) 551-3772 or Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial

statements and related matters. Please contact Chambre Malone, Staff Attorney at
(202) 551-3262 or Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Louis E. Taubman, Esq. (*via facsimile at* (212) 202-6380)
        Leser, Hunter, Taubman & Taubman
        17 State Street, Suite 2000
        New York, New York 10004